ARC Group Worldwide, Inc. | 810 Flightline Blvd. | Deland, FL 32724 | (386) 736-4890

March 24, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Ms. Jaskot

RE:                           ARC Group Worldwide, Inc.

Registration Statement on Form S-1

File No. 333-200666

Amendment No. 5

Dear Ms. Jaskot:

ARC Group Worldwide, Inc. (the “Company”) has filed via EDGAR as of March 25, 2015 Amendment No. 5 (the “Amendment”) to the Registration Statement on Form S-1 with respect to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Amendment amends the fee table to provide for payment of 450,000 additional shares that the underwriters have the option to purchase.  The Company has paid the fee for the additional shares via wire transfer to the account of the Commission.

The Amendment also updates the current market price of the Company’s common stock and completes Item 13 in Part II of the registration statement.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments or requests for further information to the undersigned at 212-231-3900 or via email to dkelley@arcgroupworldwide.com.  You may also contact our counsel, Travis L. Gering, at 212-509-4723 or via e-mail travis.gering@wg-law.com.

Very truly yours,

_/s/ Drew M. Kelley
Drew M. Kelley
Chief Financial Officer

Cc:	Jason T. Young, Chairman and Chief Executive Officer
Travis L. Gering, Esq.